Exhibit 99.1

BTQ Technologies Added to SamsungActive KoAct Global Quantum Computing Active ETF

Inclusion in Samsung Asset Management's actively managed quantum computing ETF increases BTQ's visibility with Asia-based institutional and thematic investors

VANCOUVER, BC, Oct. 28, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce its common shares have been added to the SAMSUNGACTIVE KoAct Global Quantum Computing Active ETF (KRX: 0020H0) (ISIN: KR70020H0001), an actively managed exchange-traded fund managed by SamsungActive Asset Management that invests across the global quantum computing value chain. The KoAct Global Quantum Computing Active ETF seeks to outperform the FactSet Global Quantum Computing PR Index and invests in companies listed primarily in the U.S., Japan, and Korea.

The KoAct ETF platform is operated by SamsungActive Asset Management, a spin-off from Samsung Asset Management, focusing on active investment strategies. Samsung Asset Management (SAM) is a subsidiary of Samsung Life Insurance and is part of the broader Samsung Group of affiliated companies. It is Korea's largest asset manager, reporting USD 251 billion in assets under management as of year-end 2023, with extensive ETF and active-management capabilities across global markets.

"Being recognized by SamsungActive Asset Management's KoAct Global Quantum Computing Active ETF expands BTQ's reach with a sophisticated, thematically focused investor base," said Olivier Roussy Newton, CEO of BTQ. "As governments and financial infrastructure providers accelerate timelines for post-quantum security, BTQ's software, hardware, and standards leadership are positioned to help institutions upgrade mission-critical systems."

Launched on March 11, 2025, the KoAct Global Quantum Computing Active ETF is Korea's first active quantum-computing ETF. It utilizes active management to capture newly listed or fast-growing quantum names ahead of broad index inclusion and carries a 0.50% total expense ratio.

Why this matters

•	Strategic APAC visibility: Inclusion strengthens BTQ's footprint with Korean and broader Asia-Pacific allocators who use local-listed thematic ETFs for access to global quantum leaders.
•	Active selection advantage: As an active strategy referencing a quantum benchmark, the ETF can emphasize emerging leaders and adjust weights more dynamically than pure index trackers.
•	Clear thematic fit: The ETF targets companies spanning "pure play," "participants," and "beneficiaries" of quantum computing, an approach aligned with BTQ's role in post-quantum cryptography and quantum-secure systems.

BTQ's inclusion in the KoAct Global Quantum Computing Active ETF underscores the Company's growing role in the quantum ecosystem and aligns with its strategy to scale adoption of post-quantum security solutions across finance, telecommunications, logistics, life sciences, and defense. Coupled with BTQ's expanding presence in Korea and the broader Asia-Pacific region, today's milestone enhances institutional visibility and supports the Company's objective to deliver standards-aligned, production-ready solutions that help mission-critical networks migrate to a quantum-resilient future.

For more information, please visit https://www.samsungactive.co.kr/eng/etf/view.do?id=2ETFQ5

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 28-OCT-25